June 22, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Stephen Krikorian

Re:	Unica Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2007
Filed May 10, 2007
File No. 000-23043
Ladies and Gentlemen:
               On behalf of Unica Corporation (the “Company”) this letter is being submitted in response to the comments provided to the Company in a letter (the “Letter”) dated May 31, 2007 from Stephen Krikorian, Accounting Branch Chief of the Securities and Exchange Commission’s staff (the “Staff”) to Mr. Ralph A. Goldwasser, Senior Vice President and Chief Financial Officer of the Company.
Form 10-Q for the Quarterly Period Ended March 31, 2007
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 38
1.	We note the material weakness identified during the evaluation of the effectiveness on your disclosure controls and procedures as of March 31, 2007. Tell us more about this material weakness and how it was identified. Explain to us the impact that the insufficient evaluation of the non-standard provision had on your revenue recognition policy. Describe in reasonable detail how you have ensured that revenue is appropriately recognized. Explain whether these deficiencies had any impact on the prior periods. Revise your disclosure to further describe the nature of the material weakness and clarify the impact that the material weakness has on financial reporting, accordingly.
Response:
The Company identified the material weakness after management’s further review of its internal controls related to the evaluation of non-standard terms contained in license and maintenance agreements entered into during the Company’s second fiscal quarter ended March 31, 2007. The following represents the sequence of events related to the material weakness:
A.	In February 2007, the Company entered into a material license agreement with a customer, which included a provision in the maintenance portion of the agreement that provided the Company with certain options in the event that the Company no longer provided maintenance for the product or introduced a replacement product (i.e., a “sunset” provision).
B.	Prior to the execution of the license agreement, the Company identified the sunset provision as a non-standard term which would have prevented the Company from recognizing revenue from this transaction and therefore negotiated a modification of the language in the agreement in a manner the Company believed eliminated revenue recognition issues related to the sunset provision. As a result, the Company intended to recognize the license revenue for this transaction in the second quarter of fiscal 2007.
C.	As part of its SAS 100 review procedures, the Company’s independent registered public accounting firm reviewed the non-standard provision and concluded, after consultation with its National office, that revenue recognition was not appropriate in the second quarter of 2007. In addition, the Company’s independent registered public accounting firm identified two other revenue adjustments (one adjustment increased revenue by $120,000 and the other adjustment decreased revenue by $115,000) related to non-standard contract terms, the net effect of which was determined by the Company to be immaterial for the second quarter of 2007 and was not recorded by the Company.
D.	The Company discussed these revenue recognition matters with its independent accountants and concurred with their assessment.
E.	The Company adjusted the license revenue related to the transaction containing the sunset provision in the amount of $850,000 prior to the release of the Company’s earnings and the filing of the Form 10-Q.
F.	Based on the facts and circumstances described above and previously identified significant deficiencies in the revenue area, management and the Audit Committee evaluated and concluded that certain revenue controls relating to non-standard contractual provisions were not operating effectively, and that such control deficiency represented a material weakness in the operation of internal control over financial reporting.
The Company has in place specific controls as part of the contract review and revenue recognition process. A summary of the controls is as follows:
i.	The legal department works with the sales team and the customer to define the terms and conditions of the contract. The agreement(s) are typically initiated by the Company’s legal department on the Company’s standard form agreements, although in certain circumstances the agreement(s) are initiated by the customer’s legal department on the customer’s standard form agreements.
ii.	The legal department provides the finance department the terms and conditions and the contract for review. All non-standard terms are identified by legal or finance. The legal group negotiates the contract terms with the customer until the agreement is executed.

iii.	A summary of the significant non-standard terms of the agreement is prepared by the legal department and included in the contract file.
iv.	The Vice President of Revenue Operations prepares a position paper for the contract file if it is determined that any non-standard terms in the contract have revenue recognition implications or require an accounting judgment that could impact revenue recognition.
v.	The Vice President of Revenue Operations discusses any revenue recognition judgments with the CFO.
vi.	All executed agreements and the related accounting conclusions are reviewed and approved by the CFO before the Company records revenue and the files are available to the outside auditors for review.
For the material transaction described above, certain of management’s controls were not performed. Specifically, a non-standard term summary was not prepared timely by the legal or finance department and the finance department did not perform adequate accounting research nor prepare a position paper that clearly identified the non-standard term and the accounting conclusions related to the non-standard term. As a result, management determined that the Company did not perform adequate accounting research and evaluation and did not adequately document the accounting implications of the significant non-standard term of this arrangement. With respect to the two other adjustments discussed above, management determined that the Company did not perform an adequate review and evaluation of the non-standard terms contained in those arrangements. Management concluded that these matters represented a control deficiency that existed as of March 31, 2007 which represented a material weakness. There were no changes to the Company’s revenue recognition policy or procedures during the Company’s second quarter ended March 31, 2007.

The Company has performed a review of transactions entered into in prior periods and has concluded that revenue recognized in prior periods was not impacted by the material weakness that was identified in the quarter ended March 31, 2007. There were no other revenue transactions that had a similar sunset provision and all non-standard revenue transactions were reviewed to ensure that the timing of revenue was appropriate.

As requested by the Staff, the Company plans to make additional disclosure related to the nature of the material weakness. The Company requests that this additional disclosure be made on a prospective basis in the Company’s Form 10-Q for the third quarter ended June 30, 2007 when the Company describes changes to its internal controls over financial reporting. We propose the following disclosure language for the Company’s third quarter ended June 30, 2007:
“Item 4. Controls and Procedures
Changes in Internal Control over Financial Reporting

In the normal course of business, the Company routinely enters into software license arrangements that contain non-standard terms and conditions, which could significantly affect the timing and amount of revenue recognized in a given period. Given the complexity of revenue recognition rules governing the sale of software, the Company’s ability to appropriately identify, research, evaluate, document and account for the impact of non-standard revenue terms is critical to the accuracy of reported revenue. During the quarter ended March 31, 2007, management concluded that a material weakness existed related to the Company’s evaluation and accounting for non-standard revenue arrangements. This conclusion principally resulted from certain non-standard revenue transactions, for which the associated controls were not operating effectively. The material weakness described above could have a significant impact on internal control over financial reporting. Specifically, the absence of strong controls around the identification, research, evaluation and accounting for non-standard revenue transactions could result in errors in the amount of revenue reported in a given period, and such errors could be material.
The Company does not believe the material weakness has had any impact on financial reporting for prior periods.
As a result of the material weakness identified during the quarter ended March 31, 2007, the Company made certain improvements to its internal control over financial reporting during the fiscal quarter ended June 30, 2007. Specifically, the Company has expanded its review, accounting research, evaluation and related documentation of all significant non-standard contractual terms contained in its software license agreements with customers.”
2.	You indicate that there were no changes in internal control over financial reporting “other than noted below.” Your disclosure further describes the current process of reviewing non-standard terms in sales contracts and the Company’s plans to implement control improvements in the future. Revise to clearly identify what changes were made during the quarter.
Response:
The Company did not have any changes in internal control over financial reporting during the fiscal quarter ended March 31, 2007. The Company believes that the additional disclosure proposed in response to Comment 1 above clarifies the fact that the changes in internal control over financial reporting occurred in the quarter ended June 30, 2007 with the improvements noted in the disclosure.
Exhibits 31.1 and 31.2
302 Certifications

3.	Note that the language of the certifications required by Item 601 (b)(31) of regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Revise your certifications to remove the title of the officers from the first sentence pursuant to the format of the certifications in Item 601 (b) (31) of Regulation S-K.
Response:
The Company agrees with the changes identified by the Staff to the 302 certifications. The Company requests from the Staff that these changes to the 302 certifications be made prospectively in the Company’s Form 10-Q for the quarterly period ended June 30, 2007.
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 781-839-8032 or by facsimile at 781-890-0012. Thank you for your assistance.
Very truly yours,
/s/ Ralph A. Goldwasser
Ralph A. Goldwasser
Senior Vice President and Chief Financial Officer